  Exhibit 99.1

SANDSTORM GOLD ROYALTIES PROVIDES ASSET UPDATES

Vancouver, British Columbia — October 9, 2018 Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) is pleased to announce recent updates from the Company’s royalty properties.

— Rio Tinto Announces Commencement of Mining from A21 Pipe and 177.7 Carat Diamond

Rio Tinto Group (“Rio Tinto”) announced the opening of a fourth diamond pipe at the Diavik Diamond Mine in the Northwest Territories of Canada. The new open pit pipe will provide a source of incremental supply over the next four years to sustain production levels at the Diavik mine. First ore was delivered in March and the pit is expected to be at full production during the fourth quarter of 2018, following a four year construction period and an investment of approximately US$350 million.

Rio Tinto and joint venture partner, Dominion Diamond Mines, have revealed three of the finest large rough diamonds from Diavik. The three diamonds, collectively known as The Diavik Stars of the Arctic, will be tendered to diamond specialists from around the world. The largest of the three diamonds is a 177.7 carat diamond, which is one of the largest and most valuable gem quality rough diamonds ever produced in Canada.

For more information, visit the Rio Tinto website at www.riotinto.com and see the press releases dated August 20, 2018 and October 1, 2018. Sandstorm has a 1.0% gross proceeds royalty on the Diavik Mine.

— Aton Resources Releases Results from First Drill Holes, including 36.0 Metres of 12.5 g/t Gold at Rodruin Target

Aton Resources Inc. (“Aton”) has announced the results from the first three holes of their reverse circulation (“RC”) drilling program at the Abu Marawat project located in Egypt. The drilling commenced on August 27, 2018 at the Rodruin target and is ongoing with all holes to date having intersected logged mineralization. This first phase of drilling is expected to consist of approximately 4,000 to 6,000 metres of RC drilling, initially testing the main zone of ancient workings and mapped mineralization in the Aladdin’s Hill area at Rodruin.

Highlighted results include:

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ROP-001: 13.0 metres of 1.0 gram per tonne (“g/t”) gold from 10.0 metres;
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ROP-002: 59.0 metres of 0.9 g/t gold from surface; and
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ROP-003: 36.0 metres of 12.5 g/t gold (5.4 g/t gold with 30 g/t Au top cut) from 5.0 metres.

For more information and complete drill results, visit the Aton website at www.atonresources.com and see the press release dated October 1, 2018. Sandstorm has a 1.0% net smelter returns (“NSR”) royalty on the Abu Marawat property.

— Equinox Gold Releases Drill Results from Tatajuba Target

Equinox Gold Corp. (“Equinox Gold”) has announced positive exploration drill results from the Tatajuba target at the Aurizona Mine in Brazil. Tatajuba is the western extension of the main Piaba Trend that hosts Aurizona and previous exploration work has defined a target more than 4.0 kilometres in length. The drill program focused on a 600-metre long portion of Tatajuba where historical drilling identified gold mineralization in the shallow saprolite zone. All of the 12 drill holes intersected the gold zone, extending gold mineralization to depths up to 150 metres from surface. The drilling also confirmed continuity of mineralization into the deeper fresh rock.

Highlighted drill results from Tatajuba include:

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D644: 44.0 metres of 1.3 g/t gold from 98.0 metres;
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D645: 37.0 metres of 1.4 g/t gold from 95.0 metres;
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D647: 35.0 metres of 2.0 g/t gold from 2.0 metres; and
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D654: 20.0 metres of 2.1 g/t gold from 109.0 metres.
True widths of the mineralized intervals are interpreted to be 60% - 90% of the reported lengths. All samples were submitted to ALS Chemex for analysis. For more information and complete drill results, visit the Equinox Gold website at www.equinoxgold.com and see the press release dated September 5, 2018. Sandstorm has a 3% to 5% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3% NSR.

— McEwen Intersects 53.9 g/t Gold over 8.3 Metres at the Froome Footwall Zone

McEwen Mining Inc. (“McEwen”) has reported an updated resource estimate from the Froome Deposit and exploration results from its ongoing US$15 million exploration program at the Black Fox Complex near Timmins, Ontario. The updated Indicated Mineral Resource contains 181,000 ounces of gold contained in 1.1 million tonnes at a grade of 5.1 g/t (3.2 g/t cut-off). Surface drilling at the Froome deposit during the third quarter focused on evaluating the down-plunge extension and assessing the potential of the mineralized footwall.

Highlighted drill results from the Black Fox Complex include:

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Froome Footwall
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18PR-G279: 8.3 metres of 53.9 g/t gold from 113.0 metres;
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18PR-G288: 6.1 metres of 3.3 g/t gold from 81.0 metres; and
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18PR-G292: 7.1 metres of 3.1 g/t gold from 150.2 metres.
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Black Fox Underground
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490-l094-98: 0.8 metres of 161.9 g/t gold from 215.8 metres; and
o
520-EX346-42: 1.3 metres of 6.9 g/t gold from 426.5 metres and 1.7 metres of 35.1 g/t gold from 561.0 metres.

All intercept widths are interpreted to be true widths. Analyses reported were performed by the independent laboratories: ALS Laboratories, Activation Labs, and SGS Canada Laboratories. For more information and complete drill results, visit the McEwen website at www.mcewenmining.com and see the press release dated September 6, 2018. Sandstorm has a gold stream agreement to purchase 8% of the gold produced from Black Fox at an ongoing cost of US$540 per ounce.

— Erdene Announces Resource Estimate for Bayan Khundii Deposit

Erdene Resource Development Corp. (“Erdene”) announced a Mineral Resource estimate for the Bayan Khundii deposit in Mongolia. A resource estimate was released in May 2018 on the nearby Altan Nar deposit and Erdene plans to incorporate both resource estimates into one Preliminary Economic Assessment for the Khundii Gold District by year end. They expect to submit mining license applications for both Bayan Khundii and Altan Nar in early 2019. A regional exploration program is currently underway testing multiple targets.

The Bayan Khundii Measured and Indicated Mineral Resource contains 433,000 ounces of gold contained in 5.1 million tonnes at a grade of 2.6 g/t (0.6 g/t cut-off). The Mineral Resource incorporated 255 diamond drill holes totaling over 42,000 metres, completed between Q4-2015 and Q2-2018.

For more information, visit the Erdene website at www.erdene.com and see the press release dated September 18, 2018. Sandstorm has a 2% NSR royalty on Erdene’s Bayan Khundii and Altan Nar properties.

— Rambler Provides Update on Underground Exploration Program at Ming

Rambler Metals and Mining plc (“Rambler”) have completed over 11,000 metres of drilling at the Ming Mine located in eastern Canada during the first eight months of 2018. The exploration drilling in the Ming North Zone has discovered significant mineralization down plunge of the historical mining limits in the mine. Results announced from this drilling have extended the high grade massive sulphide zone approximately 300 metres down plunge.

Drilling highlights include:

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R18-722-01: 19.0 metres of 4.1% copper and 2.8 g/t gold from 102.0 metres;
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R18-722-12: 25.5 metres of 9.4% copper and 5.1 g/t gold from 126.0 metres; and
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R18-722-15: 17.0 metres of 3.1% copper and 2.3 g/t gold from 148.7 metres.

True widths are estimated to range between 50% - 75% of core lengths. All core samples assayed and pertaining to these results were completed by Eastern Analytical Limitied. For more information and complete drill results, visit the Rambler website at www.ramblermines.com and see the press release dated October 1, 2018. Sandstorm has a gold stream agreement with Rambler to receive 25% of the first 175,000 ounces of gold produced, and 12% of the gold produced thereafter from the Ming mine.

— Sandstorm Files Early Warning Report

Pursuant to National Instrument 62-103 - The Early Warning System and Related Take Over Bid and Insider Reporting Issues, the Company wishes to report that during the period of May 25, 2018 through June 12, 2018, the Company made market purchases aggregating 1,190,000 common shares (“Entrée Shares”) in the capital of Entrée Resources Ltd. (“Entrée”) at prices ranging from C$0.44 to C$0.55 per Entrée Share through the facilities of the Toronto Stock Exchange (the “Entrée Market Purchases”).

Prior to completion of the Entrée Market Purchases, the Company held 23,900,380 Entrée Shares and warrants to purchase an additional 457,317 Entrée Shares (“Entrée Warrants”), representing approximately 13.7% of the current issued and outstanding Entrée Shares on a non-diluted basis. Assuming the exercise of all 457,317 Entrée Warrants held by the Company, the Company previously held an aggregate of 24,357,697 Entrée Shares, representing approximately 13.9% of the current issued and outstanding Entrée Shares (on a partially diluted basis). Sandstorm’s current holdings of 25,090,380 Entrée Shares represent approximately 14.4% of the current issued and outstanding Entrée Shares on a non-diluted basis. Assuming the exercise of the Company’s 457,317 Entrée Warrants, the Company holds 25,547,697 Entrée Shares, representing approximately 14.6% of the current issued and outstanding Entrée Shares (on a partially diluted basis).

The acquisitions by Sandstorm were effected for investment purposes. Sandstorm currently intends to acquire additional securities of Entrée, which acquisitions will be reported in accordance with applicable laws, and may from time to time dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position. Sandstorm’s early warning report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by Sandstorm on Entrée’s SEDAR profile at www.sedar.com and may also be obtained by contacting the Company at 604-628-1164 or by email at info@sandstormgold.com.

Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2017 and the Company’s annual information form dated March 29, 2018 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Kim Forgaard
President & CEO	Investor Relations
604 689 0234	604 628 1164